Exro Company Webcast Announces Partner Milestones and First Vehicle Integration of its Coil Driver Technology

•Exro CEO Sue Ozdemir hosted the company’s first quarterly webcast to provide shareholders with an update on the company and its many projects.
•Highlights from the webcast include the completion of the Coil Driver installation with Potencia Industrial that marks the first vehicle integration for the technology and successful performance testing with Zero Motorcycles.
•Exro also announced progress towards securing equipment necessary to bypass the long lead times the electric vehicle industry is currently facing, and that the new facilities remain on track to be completed next year.

Calgary, Alberta (October 7, 2021) – Exro Technologies Inc. (TSX: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, announced today the execution of several partner milestones and progress towards the commercialization of its Coil Driver technology. During Exro’s first quarterly webcast hosted by CEO Sue Ozdemir, shareholders received partner, technology and company updates, as well as an opportunity to engage directly with Exro. A recording of the webcast and the presentation file will be available on the Company website here:

Exro Events

For shareholders unable to join the webcast, please find an overview of the partner updates below. Ongoing projects with Aurora Powertrains, Heinzmann, Vicinity Motor Corp (VMC), and Traktionssysteme Austria (TSA) are progressing as planned. The LAND project is in the final stages of validation testing.

Zero Motorcycles:

Exro has been collaborating with Zero Motorcycles to integrate Exro’s Coil Drive technology into a Zero motorcycle to improve powertrain performance. Exro has now successfully provided Zero with the performance test results that demonstrates the Coil Driver’s optimization of low-end torque and high-end speed when combined with the Zero motor powertrain. The Exro and Zero teams will now move forward to validate the bench testing with in-vehicle evaluation of performance and system efficiency. The project remains on track for Exro to be considered for future Zero Motorcycles products.

“We’re excited to see how Exro’s technology can further enhance the performance of our bikes,” said Ryan Biffard, Technical Lead for Powertrain Development for Zero. “At Zero we’re focused on continually innovating to make our products better and look forward to seeing how Exro’s technology collaboration can help us achieve that goal.”

Potencia Industrial:

Following a thorough customer validation process, test bench results demonstrated performance improvements in Potencia’s electric motor with Exro’s 100 Volt Coil Driver. The Exro and Potencia teams also completed the installation of the 100 Volt Coil Driver into their vehicle application, a first for the 100 Volt Coil Driver, and will now move forward to six to nine months of on-road operational reliability testing.

“We’re proud of what we’ve accomplished with Exro over the years and to finally progress to the operating stage,” said Robert Godfried, CEO at Potencia Industrial. “The teams navigated industry-wide challenges with professionalism, keeping us updated regularly on progress towards this incredible milestone.”

Linamar:

This project continues to be on track for an April 2022 delivery as expected. Exro is working with Linamar as its Tier 1 automotive supplier, which will not only enable a new e-axle product with the integration of Exro’s Coil Driver technology but will also establish Exro’s positioning in the automotive supply chain.

SEA Electric:

Supply chain and test capacity delays have impacted deliveries on two key projects: 1) an uplifted Mack LR garbage truck with Exro’s 800V drive system and 2) an upfitted F59 delivery truck with Exro’s 400V drive system. Despite these delays, Exro has been able to demonstrate increased torque in the final testing on its high-speed mode with the TSA motor. The projects now anticipate Q2 2022 deliveries.

“We believe that electric trucks and commercial delivery fleets have a huge role to play in reducing transportation emissions globally,” said Tony Fairweather, CEO of Sea Electric. “Our work with Exro will demonstrate that electric heavy-duty vehicle performance can match, and even outperform, gas-powered alternatives. Despite delays, our relationship with Exro remains strong and we are confident that with successful on road operation in first half of next year we will be able to move to orders by end of next year.”
Beyond partner updates, the webcast covered recent company updates such as the successful completion of AVL’s third-party testing of the Coil Driver. The results from the world’s largest independent company for testing in the automotive industry confirm the technology works as expected in an electric motor application. This validation should enhance the fast-growing pipeline of demand for Exro that already includes pilot orders.

Exro also discussed the equipment it secured to get ahead of the long lead times the electric vehicle industry is currently facing. The company ordered essential equipment for its facilities, including two dynamometers (“dynos”) and clean room equipment for its Canadian manufacturing facility currently under construction. The Canadian manufacturing facility and American innovation facility are both on track to be completed next year. There will be multiple vehicle demonstrations available at the American innovation facility in January 2022 for media and investors to see the technology firsthand.

“It was great to have the opportunity to engage directly with all of our engaged followers today, we received lots of questions and we really strived to address all your questions to the best of our abilities,” said Sue Ozdemir, CEO of Exro. “We hope you can see just how excited we are about the trajectory of our company and that we continue to remain focused on executing our milestones.”

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.
Contact Information
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220

Media inquiries: media@exro.com

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